EVOLVING SYSTEMS, INC.

9800 Pyramid Court, Suite 400

Englewood, Colorado 80112

April 8, 2021

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kathleen Krebs, Esq.

Re:      Evolving Systems, Inc.

Registration Statement on Form S-3

File No. 333-254728

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Evolving Systems, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00  p.m., Eastern Time, on Monday,  April 12, 2021, or as soon thereafter as possible.

EVOLVING SYSTEMS, INC.

By:	/s/ MATTHEW STECKER
Name:	Matthew Stecker
Title:	Chief Executive Officer